UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 15, 2020

Kensington Capital Acquisition Corp.
(Exact Name of Registrant as Specified in Charter)

Delaware (State or other jurisdiction of incorporation)	001-39345 (Commission File Number)	85-0796578 (I.R.S. Employer Identification Number)

1400 Old Country Road, Suite 301 Westbury, New York (Address of principal executive offices)	11590 (Zip code)

(703) 674-6514
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant	KCAC.U	The New York Stock Exchange
Class A common stock included as part of the units	KCAC	The New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	KCAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference into this Item 7.01 is the Analyst Day Presentation, dated October 2020, that will be used by Kensington Capital Acquisition Corp., a Delaware corporation (“Kensington”), in presentations to certain Kensington stockholders and other persons, including at an analyst day presentation scheduled for October 15, 2020, in connection with Kensington’s previously disclosed proposed business combination with QuantumScape Corporation, a Delaware corporation (the “Company”), and the other transactions contemplated by that certain Business Combination Agreement, dated as of September 2, 2020, among Kensington, Kensington Merger Sub Corp., a Delaware corporation and a wholly-owned direct subsidiary of Kensington, and the Company, as amended on September 21, 2020 (the “Business Combination Agreement” and the “Proposed Transactions”).

The foregoing Exhibit 99.1 and the information set forth therein are being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise be subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

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Important Information and Where to Find It

In connection with the Proposed Transactions, Kensington has filed a registration statement on Form S-4, including a proxy statement/prospectus/information statement (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement to be distributed to holders of Kensington’s common stock in connection with Kensington’s solicitation of proxies for the vote by Kensington’s stockholders with respect to the Proposed Transactions and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to the Company’s stockholders in connection with the Proposed Transactions, and an information statement to Company’s stockholders regarding the Proposed Transactions. After the Registration Statement has been declared effective, Kensington will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Kensington, the Company and the Proposed Transactions. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Kensington through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Kensington Capital Acquisition Corp., 1400 Old Country Road, Suite 301, Westbury, NY 11590.

Participants in the Solicitation

Kensington and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Kensington is set forth in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes, or incorporates by reference, certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity, expectations and timing related to product development, potential benefits of the Proposed Transactions, and expectations related to the terms and timing of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Kensington’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kensington and the Company. These forward looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the outcome of judicial proceedings to which Kensington or the Company may become a party (including any legal proceedings that may be instituted against Kensington or the Company following announcement of the Proposed Transactions); the inability of the parties to successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the stockholders of Kensington for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Kensington and the Company; the amount of redemption requests made by Kensington’s stockholders; the occurrence of events that may give rise to a right of one or both of Kensington and the Company to terminate the Business Combination Agreement; risks related to the rollout of the Company’s business, the development and performance of the Company’s products, and the timing of expected business milestones; the risk that the Proposed Transactions disrupt Kensington’s or the Company’s current plans and operations as a result of the announcement of the Proposed Transactions; the ability to grow and manage growth following the Proposed Transactions; the effects of competition on the Company’s future business; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents of Kensington filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kensington nor the Company presently do not know or that Kensington and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Kensington’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Kensington and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Kensington and the Company may elect to update these forward-looking statements at some point in the future, Kensington and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Kensington’s or the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Number	Description

99.1	Analyst Day Presentation, dated October 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 15, 2020

KENSINGTON CAPITAL ACQUISITION CORP.

By:	/s/ Daniel Huber
Name: Daniel Huber
Title: Chief Financial Officer